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                              March 19, 2024

       Richard Aftanas
       Partner, Hogan Lovells US LLP
       NGM Biopharmaceuticals, Inc.
       333 Oyster Point Boulevard
       South San Francisco, CA 94080

                                                        Re: NGM
Biopharmaceuticals, Inc.
                                                            Schedule 14D-9 and
Schedule 13E-3, each filed March 8, 2024
                                                            File No. 005-90978

       Dear Richard Aftanas:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 and Schedule 13E-3, each filed March 8, 2024

       General

   1.                                                   Your Schedule 13E-3
includes Mr. Woodhouse and Mr. Rieflin as filing persons
                                                        alongside the Company.
However, the Schedule 13E-3 and related Schedule 14D-9 are
                                                        constructed so as only
to provide responsive disclosure for one filing person, i.e. the
                                                        Company. Please revise
to provide disclosure with respect to Woodhouse and Rieflin in their capacity as
filing persons, or advise.
   2. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be
incurred by the filing persons in connection with the transaction, or advise.
                                                        Refer to Item 1007(c)
Regulation M-A and Item 10 of Schedule 13E-3. At the moment, the only reference to
this subject we see is the following statement in the Offer to
                                                        Purchase: "NGM will
incur its own fees and expenses in connection with the Offer."
 Richard Aftanas
NGM Biopharmaceuticals, Inc.
March 19, 2024
Page 2
Reasons for the Recommendation; Fairness of the Offer and Merger, page 29

3. Please revise your disclosure to address all of the factors included in Instruction 2 to Item
         1014 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameRichard Aftanas                               Sincerely,
Comapany NameNGM Biopharmaceuticals, Inc.
                                                                Division of
Corporation Finance
March 19, 2024 Page 2                                           Office of
Mergers and Acquisitions
FirstName LastName